Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operations before earnings from equity method investments and other items	$(165,171)	$(255,574)	$(409,242)	$(150,820)	$(253,818)
Add: Fixed charges as calculated below	232,037	270,872	359,844	348,664	349,041
Add: Distributions from operations of equity method investments	80,116	17,252	105,586	85,766	32,650
Less: Capitalized interest	(4,893)	(2,590)	(1,794)	(788)	(466)
Total earnings	$142,089	$29,960	$54,394	$282,822	$127,407
Fixed charges:
Interest expense(1)	$224,483	$266,225	$356,161	$345,914	$346,500
Add: Capitalized interest	4,893	2,590	1,794	788	466
Implied interest component on the company's rent obligations	2,661	2,057	1,889	1,962	2,075
Fixed charges	$232,037	$270,872	$359,844	$348,664	$349,041
Preferred dividends	51,320	49,020	42,320	42,320	42,320
Fixed charges and preferred dividends	$283,357	$319,892	$402,164	$390,984	$391,361
Earnings to fixed charges(2)	—	—	—	—	—
Earnings to fixed charges and preferred dividends(2)	—	—	—	—	—

Explanatory Notes:
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(1)	For the years ended December 31, 2012, 2011 and 2010, interest expense includes $1,064, $3,728 and $32,734, respectively, of interest expense reclassified to discontinued operations.

(2)
For the years ended December 31, 2014, 2013, 2012, 2011 and 2010 earnings were not sufficient to cover fixed charges by $89,948, $240,912, $305,450, $65,842 and $221,634, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $141,268, $289,932, $347,770, $108,162 and $263,954, respectively.